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                                          Filed by Guilford Pharmaceuticals Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                     Commission File No. 0-20096
                                                  Subject Company: Gliatech Inc.

MEMORANDUM

May 30, 2000

To:       Gliatech Employees

We are very excited about the announcement that Gliatech has signed a definitive agreement to merge with Guilford Pharmaceuticals Inc., a Baltimore-based company.

We know you'll have many questions about the proposed new company in the days and weeks ahead. We'll make every effort, on a timely basis, to keep you updated as best as we can. SEC regulations limit what we can say about the proposed deal until certain legal steps are finalized. We are making every effort to close the merger with shareholder approval by late July 2000.

We can tell you that Guilford Pharmaceuticals is a strong, well-respected member of the pharmaceutical industry. Guilford was founded in July, 1993. The company's stock is traded on the NASDAQ symbol GLFD. Approximately 235 employees currently work for Guilford in Baltimore. Like Gliatech, Guilford's research and development focus is on biopolymer surgical and low molecular weight pharmaceutical products treating diseases of the central nervous system. We are providing a copy of Guilford's 1999 Annual Report that contains information on the various research and development programs at Guilford.

Here at Gliatech, we are proud of the work we have done in the areas of biopolymer surgical products and neuroscience development. We share a passion and dedication for our work with the employees of Guilford. We believe the proposed combination of our two companies presents an exciting opportunity to maximize our strengths in building a most productive research and development enterprise with a commercial operating business.

WHAT THE PROPOSED MERGER MEANS TO YOU

If/when the proposed combination is approved, several things would likely occur:

- Many of you will be invited to move to Baltimore to work at Guilford's facilities
- We expect to maintain the Manufacturing and Quality operations at the Solon facility.

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-      It is our hope to complete the integration of the two companies by year-end 2000 with the closure of the Beachwood facility.

We are sensitive to the personal uncertainty that can arise with such an announcement. We are committed to providing you with frequent updates of our progress and to address your employment questions as quickly and clearly as legally possible.

Within the next few days you will be receiving another letter from the Integration Team, led by Jack Brennan, Senior Vice President at Guilford, outlining the integration employment program and benefits.

Thank you in advance for your support, and, of course, your hard work and dedication. We are very excited at the prospect of the proposed new company, and hope you share our enthusiasm.

Sincerely,


Thomas O. Oesterling, Ph.D.                     Craig R. Smith, M.D.
Chairman and Chief Executive Officer            Chairman
Gliatech Inc.                                   President and CEO
                                                   Guilford Pharmaceuticals Inc.

[The following is the text of slides being presented in a meeting with Gliatech employees]

SLIDE:

                        Gliatech

                        Employee Presentation

SLIDE:

                        What is being proposed?

                            -      Guilford Pharmaceuticals Inc., a
                                   Baltimore-based biopharmaceutical company has proposed to merge with Gliatech Inc.

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SLIDE:

                        Why this merger?

                        -   To create a competitive advantage
                            -      through technology
                                   -  Increase "critical mass" - people,
                                   products, pipeline
                            -      through business strategy
                            -      through operational excellence
                                   -  Leverage respective manufacturing and
                                   sales capabilities; effect operational
                                   synergies
                            -      through reduced cost of capital

SLIDE:

                        Why this combination makes good sense

                            - Establishes leadership position in two key areas
                                   -    Biopolymers for surgeons
                                   -    Strong CNS pipeline
                            - Creates product-focused organization with tremendous growth potential
                            - Increases top-line revenues from product sales

SLIDE:

                        Why this combination makes good sense

                            - Builds stronger commercial organization and creates a robust research and development pipeline
                                   -  3 marketed products
                                      -   Adcon-L, Adcon, T/N, Gliadel
                                   -  9 products in clinical development
                                      -   5 biopolymer products
                                      -   4 neurological products

SLIDE:

                        Why this combination makes good sense

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                            -      New Directions

                                   -    Expand marketing and sales efforts
                                   -    Expand US manufacturing capacity
                                   -    Expand process chemistry, small scale
                                        pharmaceutical production
                                   -    Expand clinical development capacity
                                   -    In-license other surgical products

SLIDE:

                            Who is Guilford?

                            - Founded in 1993 to discover, develop and commercialize novel drugs for the diagnosis and treatment of neurological diseases and conditions including brain cancer, Parkinson's disease, Alzheimer's disease, stroke, severe head and spinal cord injuries, multiple sclerosis and cocaine addiction.

SLIDE:

                            Who is Guilford?

                            - Specializes in biopolymer development & manufacturing and novel products for CNS disorders
                            -      1 marketed product - Gliadel(R) Wafer
                            -      4 products in clinical development
                            -      Partnerships with Aventis & Amgen
                            -      235 employees
                            - 156,000 sq. ft. state-of-the-art facilities for R&D, manufacturing and administration

SLIDE:

                        The Combined Companies

                            -      Name: Guilford Pharmaceuticals Inc.
                            -      Headquarters: Baltimore, Maryland
                                   -  With manufacturing operations in Solon,
                                   Ohio
                            -      Management:
                                   -  Craig R. Smith, M.D. - President and CEO
                            -      Employees: approximately 300

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                            -      Cash: approximately $154 million

SLIDE:

                        What Has Happened To Date

                            -      Management discussions
                            -      Due Diligence between the parties
                            -      Merger Agreement negotiations
                            -      Both Boards have approved
                            -      Public Announcement

SLIDE:

                        Next Steps

                            -      Announcement of Integration Team Members
                            -      Legal and regulatory filings
                            -      Approval by shareholders of both companies -
                                   3Q 2000
                            -      Target completion of integration - 4Q 2000

SLIDE:

                        Integration Team - Core Members


       Guilford                                                         Gliatech
              -    Jack Brennan - Sr. VP,
                  Technical Operations                                        -   Rod Dausch - EVP, Finance
                  -  Team Leader                                              -   Michael Zupon - EVP, Research & Development
              -    Andy Jordan - Sr. VP,  Finance & Administration            -   Monica Thayer - Director, HR
              -    Peter Sudzak - Sr. VP, Research & Development
              -    Lorraine Faris - HR Director

SLIDE:

                        Integration team

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              -  Functional Integration teams
                 - Organized by corresponding functional head from each company

SLIDE:

               Integration Timeline

               -      Announcement of Merger
                    -      May 30
               -      Personal Employment Program Letter
                    -      June 2 - 5
               -      Complete Employment Program Discussions
                    -      July 25
               -      Shareholders of both companies vote
                    -      July 31
               -      Final Personal Employment Program Letter
                    -      August 3 - 4

               This schedule is subject to change. Any change will be communicated to you

SLIDE:

               Q&A

               These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results and the proposed Guilford/Gliatech transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger between Guilford and Gliatech, failure of the Guilford or Gliatech stockholders to approve the merger; the risk that the Guilford and Gliatech business will not be integrated successfully; there can be no assurance that the contemplated advantages will be achieved upon any consummation of the merger, the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting Guilford's and Gliatech's business generally. More detailed information about those factors is set forth in Guilford's and Gliatech's


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filings with the Securities and Exchange Commission, including their Annual
Reports filed on Form 10-K for the fiscal year ended 1999, especially in the Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current Reports on Form 8-K. Guilford and Gliatech are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

       Guilford, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Guilford stockholders. Gliatech, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Gliatech stockholders.

       INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT - PROSPECTUS RELATING TO THE FOREGOING TRANSACTION TO BE FILED WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT - PROSPECTUS AND OTHER DOCUMENTS FILED BY GUILFORD AND GLIATECH WITH THE SEC MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC'S WEB SITE, WWW.SEC. GOV. THE JOINT PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM GUILFORD OR GLIATECH, AS THE CASE MAY BE. REQUESTS TO GUILFORD MAY BE DIRECTED TO 6611 TRIBUTARY STREET, BALTIMORE, MD. 21224, ATTENTION:
INVESTOR RELATIONS. REQUESTS TO GLIATECH MAY BE DIRECTED TO 23420 COMMERCE PARK ROAD, CLEVELAND, OH. 44122, ATTENTION: INVESTOR RELATIONS.